FINANCE DIRECTOR

31 January 2007

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
USA

Dear Mr. Schwall,

Thank you for your letter dated December 29, 2006 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”) (File Numbers 0-20122 and 1-10533).

In some of our responses, we have agreed to change or supplement the disclosures in our filing. We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We will shortly be starting to prepare our Form 20-F for the fiscal year ended December 31, 2006 (the “2006 Form 20-F”) and, as described in detail below, all of the disclosure revised in response to the Staff’s comments will be reflected in that filing. In light of such forthcoming filing and in light of the nature of the changes in disclosure, we believe that it will not be necessary to file an amendment of the 2005 Form 20-F.

To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letter in bold, italicised text and have provided our response immediately following the each numbered comment.

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399     Direct line 020 7753 2376     Fax 020 7753 2200
Registered Office:  6 St James’s Square London SW1Y 4LD Registered in England No. 719885

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

1.	We note your subtotal of Cash flow before financing activities. Please tell us why you believe the presentation of this subtotal is appropriate. We are unable to locate any guidance within IAS 7 to suggest this presentation is contemplated.

We consider that the subtotal “Cash flow before financing activities” is an important measure of cash generation, bringing together the cash flows from operating and investing activities. This total is a focus of management attention because it enables us to manage the liquidity and gearing of the business. We also believe that investors find this subtotal useful because it provides information about cash flow available for dividends, debt servicing and share repurchases.

IAS 7 does not specifically require disclosure of Cash flow before financing activities. However, the standard does allow and indeed encourages significant discretion in the way cash flows are presented. In considering the format of the cash flow we have sought to comply with paragraph 11 of the standard, which indicates that ‘An entity presents its cash flows from operating, investing and financing activities in a manner which is most appropriate to its business’.

2.	Please tell us the nature of the exploration and evaluation costs charged against profit and reflected in the operating activities section of your cash flow and also the nature of the exploration and evaluation expenditures reflecting in the investing section of your statement of cash flows.

Rio Tinto considers exploration and evaluation costs to be an investing activity. Exploration and evaluation costs charged against profit are added back before arriving at cash flow from operating activities.

Note 13 shows that total exploration and evaluation expenditure during the year ended 31 December 2005 was US$288 million, of which US$250 million was charged against profit. The remaining US$38 million was capitalised, and only this element was included in the carried forward exploration and evaluation net book value of US$113 million at 31 December 2005.

The total exploration and evaluation expenditure of US$288 million is analysed in note 32 between cash expenditure of US$264 million, expenditure accrued of US$23 million, and fixed asset depreciation of US$1 million included in exploration costs.

The actual cash expended on exploration and evaluation activity of US$264 million, which forms part of the total exploration and evaluation expenditure of US$288 million, is then shown as an investing cash outflow.

The net effect of this presentation is to exclude exploration and evaluation costs from operating cash flow and to include the cash impact of such costs in investing cash flows.

All exploration and evaluation expenditure, whether expensed as incurred or capitalised, relates to costs which are directly attributable to the following activities described in the Group’s accounting policies (page A-14): researching and analysing existing exploration data; conducting geological studies, exploratory drilling and sampling; examining and testing extraction and treatment methods; compiling pre-feasibility and feasibility studies; cost incurred in acquiring mineral rights; entry premiums paid to gain access to areas of interest; and amounts payable to third parties to acquire interests in existing projects.

Please note that all figures discussed above are based on information prepared under IFRS and refer to the Rio Tinto Group.

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

3.	Please clarify whether or not you have determined that deferred stripping costs represent an asset, and if so, the nature of that asset under IFRS.

We have determined that deferred stripping represents an asset and have recorded amounts for deferred stripping within property, plant and equipment.

There is currently no specific guidance on the accounting for deferred stripping costs under IFRS. In considering the appropriate IFRS accounting treatment we noted that IAS 16 “Property, plant and equipment” specifically excludes from its scope “mineral rights and mineral reserves such as oil, natural gas and similar non-regenerative resources” (IAS 16 paragraph 3) c)).

In the absence of specific guidance we therefore considered paragraphs 10 through 12 of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” which requires management to consider an appropriate hierarchy of IFRS guidance, and guidance from other standard-setting bodies which does not conflict with IFRS, that would be applicable to similar accounting issues in developing and applying accounting policies that result in relevant and reliable financial information. On this basis we looked to IAS 16 as providing guidance on similar and related issues. Paragraph 7 of IAS 16 permits the cost of an item of property, plant and equipment to be recognised as an asset if, and only if:

a)	it is probable that future economic benefits associated with the item will flow to the entity; and
b)	the cost of the item can be measured reliably.

We consider that both of these criteria are met in respect of the stripping costs incurred during production that are deferred because removal of waste material is required to allow the Group to gain access to additional reserves that are economically recoverable in the future. The costs of removal of waste material represent the continuous development of the mine, which will result in a future benefit that, in combination with the other assets of the mine, contributes directly to the future net cash inflows of the Group. Additionally, the ore body itself becomes more valuable as stripping is carried out because access to future reserves becomes easier and less costly. A deferred stripping model is used to determine the portion which benefits current mineral production and the portion which benefits future mineral production. These costs are further investment in the mining property and we categorise these as property, plant and equipment under IFRS.

The guidance in paragraphs 10 and 11 of IAS 8 and paragraph 7 of IAS 16 leads us to the use of a deferred stripping model under IFRS. We believe that this guidance is relevant and sufficient and did not consider it necessary, therefore, to apply guidance from other standard-setting bodies in determining our treatment for IFRS purposes.

For US GAAP purposes, the Group has adopted the provisions of EITF 04-06 “Accounting for Stripping Costs Incurred During Production in the Mining Industry” with effect from January 1, 2006 in respect of post production stripping costs.

4.	Please explain in detail why you believe the use of a deferred stripping model is in compliance with IFRS.

As noted in our response to Comment  3, there is no international standard which addresses the accounting for deferred stripping. IAS 16 and the guidance on expenses included in the Framework for the Preparation and Presentation of Financial Statements issued by the IASB (the “Framework”) are relevant in determining how to allocate deferred stripping costs. Paragraphs 94 and 96 of the Framework acknowledge that expenses are recognised when there is a decrease in future economic benefits relating to a decrease in an asset or an increase of a liability that can be reliably measured, and that when such economic benefits arise over several accounting periods and the association with income can only be broadly or indirectly determined, the related expenses shall be recognised through a systematic and rational allocation.

Under a deferred stripping model, an asset is only recognised where the actual stripping costs incurred in production are in excess of the average life-of-mine stripping ratio. The associated economic benefit is that ore can be accessed later in the mine life at less than the average life-of-mine stripping ratio. Expensing the stripping costs by reference to the average life-of-mine stripping ratio therefore reflects the reduction in the future economic benefit in the period.

In a typical open pit operation all of the stripping costs relate to the ore production over the life of the ore body; but it is not practicable to attempt to relate a particular area of overburden with a particular block of ore. Stripping is necessary to enable the pit to be progressively enlarged both vertically and laterally. It is not possible to access ore deeper in the pit without enlarging the pit laterally to ensure the stability of the pit walls at an appropriate angle. In such circumstances, the application of the life of mine stripping ratio enables stripping costs to be related to the associated economic benefits over the life of the mine.

5.	Please explain why you believe it is appropriate to charge these costs against profit rather than as a component of your inventory.

The Group believes it is generally appropriate to include stripping costs as a component of inventory. Accordingly, the Group generally allocates its stripping costs to inventory. Stripping costs attributed to current production, including any deferred stripping amortised during the period, are included as a component of production costs. An appropriate portion of production costs is included in the valuation of work in progress and finished goods inventories at period end in accordance with IAS 2 “Inventories”.

The stripping costs allocated to inventory then flow into cost of sales and are charged against profit when the inventory is sold.

6.

We note your disclosure that indicates in some operations, certain stripping costs are accounted for differently when a major departure from the life of mine stripping ratio occurs. Please tell us in greater detail why you believe certain stripping costs incurred in the production stage of a project should be accounted for differently. Please clarify for us the threshold used to make such a determination.

We see from your comment that the wording of our policy can be improved to clarify the circumstances in which a different treatment of stripping costs is appropriate. In our 2006 financial statements, we will modify the wording of our accounting policy to state that “In the production stage of some operations, further development of the mine requires a phase of unusually high overburden removal activity that is similar in nature to preproduction mine development. The costs of such unusually high overburden removal activity are deferred and charged against reported profits in subsequent periods on a units of production basis. This accounting treatment is consistent with that for stripping costs incurred during the development phase of a mine, before production commences.”

The existence of a distinct period of new development is a relevant factor in considering cost capitalisation. The overriding criterion for capitalisation is that “it is probable that future economic benefits associated with the item will flow to the entity” in accordance with paragraph 7 a) of IAS 16.

We consider capitalisation on a case by case basis. The development must represent a new phase or turning point in the mine’s life and the costs involved must be large in proportion to the size of the operation.

(i) Depreciation and impairment, page A-15

7.

We note your disclosure that states in certain limited circumstances other mineral resources are used in depreciation calculations under IFRS. Please provide us with an understanding of how a high degree of confidence is obtained regarding the economic extraction of these resources. Please describe the level of certainty associated with these resources including the amount of data used to support your confidence level.

Other mineral resources are included in depreciation calculations for our IFRS reporting only in limited circumstances where we have a high degree of confidence that they will be upgraded to reserves in due course. These selected mineral resources are confined to areas of mineralisation that form extensions to currently operating mines or which contain material similar to that currently being extracted. These resources are classified as either Measured or Indicated under the JORC code; and the level of ore body knowledge (e.g. drill spacing) is commensurate with that normally used to define Proved and Probable Reserves at these deposits.

Preliminary economic assessments are made by developing mine plans based on the Measured and Indicated Resources using the same methodology as at existing mines and applying current operating cost data derived from these mines. Any resources deemed uneconomic as a result of this process are excluded. Detailed feasibility studies are not undertaken so far in advance of production.

As the resources are of a similar quality to reserves currently being mined, we believe it is reasonable to assume that they will be able to deliver the same or similar products to those currently being sold.

(m) Deferred Tax

8.

Please provide us with an explanation of why you do not believe it is appropriate under IFRS to recognize your deferred taxes associated with decommissioning assets and liabilities for your internal projects either at inception or when they are depreciated. It would appear that when such amounts are amortized or accreted, a financial statement consequence occurs that should include the recognition of deferred taxes. Please explain why you believe these decommissioning assets and liabilities are different than those that are acquired in a transaction accounted for as a purchase.

Our treatment is based on the “Initial recognition” provisions of IAS 12 “Income Taxes”. Paragraph 15 of IAS 12 exempts a company from recognising any deferred tax liability arising from initial recognition of an asset or liability in a transaction which is not a business combination, and at the time of such transaction, affects neither accounting nor taxable profit (loss). Paragraph 24 of IAS 12 has similar rules in respect of deferred tax assets, and paragraph 22 emphasises that an entity would not recognise subsequent changes in an unrecognised deferred tax liability or asset as the asset is depreciated.

When a decommissioning provision is created the cost is capitalised which results in no effect on net assets. All or part of the expenditure represented by the provision will usually be eligible eventually for future tax allowances and there is, therefore, no tax base for all or the eligible part of the provision (under paragraph 8 of IAS 12, the tax base of a liability is the carrying amount less the amount that will be deductible for tax purposes in respect of that liability in the future). There is therefore a deductible temporary difference to the extent of the eligible part of the provision. There is no effect on either accounting or taxable profit at the time the decommissioning provision and asset are created. Therefore, we consider that the initial recognition exception in paragraph 24 of IAS 12 applies and no deferred tax asset would be recognised.

The corresponding asset has no tax base as there will be no deduction for tax purposes of this amount (the deduction relates to the provision). Therefore, there is a taxable temporary difference to the extent of the carrying amount. As there is no effect on profit or loss of the recognition of the asset, the exception in paragraph 15 applies and no deferred tax liability would be recognised.

The quantum of these temporary differences will change, in relation to the decommissioning asset, as it is depreciated and, in relation to the provision, as the discount accretes and as the tax relief is received.

Under paragraph 22c) of IAS 12 any reversal of the temporary difference relating to the asset as it is depreciated is also subject to the initial recognition exception.

Any change in the temporary difference relating to the provision that arises from the accretion of the discount will, however, be recognised in deferred tax terms because it affects accounting profit and is therefore not subject to the initial recognition exceptions provided in paragraphs 15 and 24 of IAS 12.

The same principles apply to all future reestimates or the recognition of additional liabilities where the initial entries do not impact accounting or tax profit (loss) because the provision and asset are debited and credited in equal measure.

The same principles would apply to any temporary difference that arose on the purchase of, for example, a fixed asset which was not eligible for tax allowances. The application of the principle to the provision for closedown and restoration costs and the associated asset is quoted in our accounting policy as this is the most important example of its application in the Group.

9.	Please expand your policy disclosures to address your accounting for deferred taxes associated with financing type leases.

The initial recognition principles noted in our response to Comment 8 would also apply where an asset and liability is recognised at inception of a lease and tax relief is available either in respect of the asset or when the lease principal is repaid. Our accounting policy description will be expanded in the 2006 Form 20-F to address this as follows (revised wording in italics):

“……- deferred tax is not provided on the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the drawdown of finance leases. Furthermore, deferred tax is not recognised on subsequent changes in the carrying value of such assets and liabilities, for example where the related assets are depreciated or finance lease borrowings are repaid; …..”

General

10.	Please provide an accounting policy disclosure associated with leases, interest income and dividends.

The obligation under finance leases recognised in the Rio Tinto Group balance sheet at 31 December 2005 was $112 million; future cash payment commitments under operating leases (not discounted to present value) was $113 million at the same date. We do not believe that leases are material to the Group, and therefore we do not believe that accounting policy disclosure about leases would be helpful to users of our financial statements.

While amounts for interest income and dividends are potentially material, our treatment of these items is consistent with the relevant accounting standards and we are not aware of alternative treatments. Therefore, we do not believe that accounting policy disclosures about interest income and dividends would be informative.

Note 2 – Reconciliation of Net Earnings to Underlying Earnings, page A-20

11.

Please explain in greater detail the purpose of this disclosure and how this information is used by management, if applicable. Refer to paragraph 42 of IAS 14. We note your related disclosure on page A-99. We may have further comment.

The purpose of this disclosure is to provide greater understanding of the underlying business performance of the Group’s operations. We had three main considerations in arriving at our definition of Underlying earnings:

—	To exclude one off items which impact year on year comparability – a) and f) below.

—	To exclude items that do not reflect the underlying economic position – c), d), e) and f) below.

—	To exclude in a consistent way the volatile impacts of the remeasurement of the fair-value of long-term assets, which can obscure underlying performance – b) below.

More detail is given on the basis for specific exclusions below:

a)	Gains and losses arising on the disposal of interests in businesses (including investments) and undeveloped properties. Disposal of a business is a non-routine event and is outside the normal course of business. The amounts of gains and losses on such disposals vary considerably from year to year.

b)	Charges and credits relating to impairment of non-current assets. These are excluded on the basis that they reflect measurement changes arising from changed assumptions about future circumstances, and not necessarily past operational events.

c)	Exchange gains and losses on US dollar debt and intragroup balances. The Group’s presentation currency is US dollars. Therefore, fluctuations in the value of US dollar debt do not change the Group balance sheet. However, where such debt is held in a non-US company, a gain or loss is recorded in the income statement of that company. From the perspective of the balance sheet, this is offset by a loss or gain on retranslation of the debt from the functional currency of the subsidiary to the US dollar for inclusion in the Group balance sheet. However, the loss or gain on retranslation is recorded directly in equity and does not counteract the above impact on the income statement. This accounting treatment is required by the accounting rules. We consider it helpful to users of our financial statements to exclude such impacts from our underlying earnings, particularly as they are potentially large and volatile.

d)	Valuation changes on currency and interest rate derivatives which are ineligible for hedge accounting, other than those embedded in commercial contracts. Short-term fluctuations in the value of these transactions do not reflect their long-term economic purpose and impact and, therefore, do not aid an understanding of the performance of the Group.

e)	The currency revaluation of embedded US dollar derivatives contained in contracts held by entities whose functional currency is not the US dollar. Short-term fluctuations in the value of these transactions do not reflect their economic impact on the Group’s US dollar financial statements.

f)	Other credits and charges that, individually, or in aggregate if of a similar type, are of a nature or size to require exclusion in order to provide additional insight into underlying business performance. Material one-off items impact earnings, reduce comparability and detract from the representation of underlying performance.

Underlying earnings is a measure which is used in determining executive compensation and which management uses to track the performance of the Group on a monthly basis. Monthly management reports include only underlying earnings information with net earnings information being provided to and separately reviewed by management on a quarterly basis. The earnings of the Group’s Product Groups as reviewed by management exclude amounts that are outside the scope of Underlying earnings. Management considers that the disclosure of Underlying Earnings is a helpful and necessary supplement to the Group’s reported Net Earnings. In making this disclosure, we looked to paragraph 73 of IAS 33 ‘Earnings per Share’ which envisages disclosure of earnings per share measures other than those defined by the standard and requires reconciliation from those measures to income statement amounts.

Note 5 – Impairment Charges, page A-22

12.

We note your disclosure that indicates your fair value determination included a Rand exchange rate based on a historical average. Please tell us why you believe a historical average is appropriate. Please explain how the guidance of paragraph 54 of IAS 36 was considered.

IAS 36 requires an entity to assess an asset’s recoverable amount using the higher of “value in use” and “fair value less costs to sell”.

As indicated in the impairment charges footnote on page A-22, the relevant impairment valuation was performed using an estimate of recoverable amount based on fair value less costs to sell. This valuation technique was required to be used as it was higher than value in use.

In a valuation using fair value less costs to sell, an entity may use the value in a binding sale agreement or an active market for the asset, if it exists, to establish its basis for fair value. In the absence of these, an entity may estimate its fair value less costs to sell using the “best information available” to reflect the amount that an entity could obtain in an arm’s length transaction between knowledgeable and willing parties. This is indicated in paragraph 27 of IAS 36. In using the best information available, an entity may use, for example, different selling price, operating and exchange rate assumptions from their internal/other assumptions if there is reason to believe that a buyer of the asset would take these into account. As explained in more detail below, management did assume that a reasonable buyer would not use the year end spot Rand exchange rate in 2004 due to its abnormal strength relative to its historical average level compared with the US dollar.

In general, the requirements for assessments of value in use are more prescriptive than those applying to fair value less costs to sell. Paragraph 54 of the standard requires that an entity must translate the present value of its future cash flows into its base currency using the spot exchange rate at the date of the value in use calculation. This specific requirement of the standard applies only to value in use calculations. This view appears to be corroborated by IAS 36 Basis for Conclusion paragraph BCZ46.

It was management’s view that the strong rand spot exchange rate at the end of that year was ephemeral and was not sustainable in the future. Moreover, it was believed that a buyer of the asset would not have used the year end spot exchange rate as a basis for estimates of future net cash flows in assessing its fair value. The 2004 year end Rand spot exchange rate was US$1/rand 5.63. As shown below, this spot exchange rate was abnormally strong when compared to the past five years of average US dollar/rand exchange rates at the time.

Year	Average US$/Rand Exchange Rate	% Differences from 2004 year end spot rate
2000 2001 2002 2003 2004 2005 2006	7.14 8.54 10.54 7.56 6.46 6.37 6.77	27% 52% 87% 34% 15% 13% 20%

Note 52 – Reconciliation to U.S. Accounting Principles

13.

We note your disclosure that indicates U.S. GAAP does not permit exploration expenditures to be carried forward unless the viability of the project is supported by a final feasibility study. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of a projects stage of development or the existence of reserves. The current presence or subsequent determination of reserves is not determinative when accounting for exploration costs under U.S. GAAP. Please tell us what amounts you have capitalized in accordance with your policy.

We confirm that we have complied with U.S. GAAP, as summarised in the Staff’s Comment, in our Reconciliation to US Accounting Principles (note 52), and acknowledge that evaluation and exploration expenditure cannot be capitalised under U.S. GAAP. Costs incurred subsequent to a final feasibility study are considered to be development costs. All exploration expenditure capitalised under IFRS has been expensed under U.S. GAAP.

To make our policy clear, we will modify the disclosure in our 2006 Form 20-F as follows (revised wording in italics):

“Under IFRS, exploration and evaluation expenditure on a project can be carried forward after it has reached a stage where there is a high degree of confidence in its viability. Under US GAAP, exploration and evaluation expenditure is expensed as incurred.

Engineering Comments

Ore Reserves under Industry Guide 7, page 19

14.	For each of your coal mines, please tell us the extent that the reserve estimate is based by a mine plan. List the tonnage of any coal that is not incorporated in a mining plan.

All tonnages reported as coal reserves at Rio Tinto Group mines were estimated on the basis of detailed mine designs and fully scheduled mine plans.

Notes to Ore Reserves table, page 28

15.

In Note P, you disclose that portions of the Cortez Hills and Pipeline deposit reserves were reclassified as mineralized material following technical and economic reviews of the mine plans, and that the Crossroads extension to the Pipeline mine was added to reserves in 2005. Please provide a detailed explanation of your disclosure.

Rio Tinto reviews its reserves annually prior to filing the 20-F. Reserves produced by partner companies, in this case Placer Dome (now Barrick), are similarly reviewed and only those reserves that meet SEC reporting criteria are included.

It is not uncommon for this process to result in movements of reserves into other mineralised material and vice versa as technical and economic inputs vary. In the case of Cortez Hills and Pipeline, the main reasons for changes in the reserves between 2004 and 2005 are:

—	The pit slope angles at the Cortez Hills open pit were revised following the acquisition of new geotechnical data. This resulted in a shallower pit and the transfer of some 17.4 Mt or 3 million ounces of recoverable gold from material that was originally classified as reserves, into the other mineralisation category. This material is currently the subject of a pre-feasibility study which will determine the viability of mining it from underground and Rio Tinto intends to classify the material as other mineralisation until this study is successfully completed.

—	Reserves of 48.2 Mt containing approximately one million ounces of refractory material were removed from the reported reserves of the Pipeline deposit when detailed metallurgical test work indicated that gold recovery would be uneconomic at that time.

—	Crossroads is an extension to Pipeline and is a marginal deposit that is sensitive to price and cost assumptions. Favourable conditions at the end of 2005 led to its reclassification from other mineralisation to reserves.

* * *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 20-F, and that Rio Tinto may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss the foregoing with you at your convenience.

Yours sincerely,

/s/ Guy Elliott

Guy Elliott

(Attachments)

cc:	Kevin Stertzel (Securities and Exchange Commission) Kathryn A. Campbell (Sullivan & Cromwell LLP)